Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for October 2025

Passenger traffic increased year-on-year by 5.1% in Colombia and decreased by 0.2% in México and 1.7% in Puerto Rico

Mexico City, November 6, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for October 2025 reached a total of 5.3 million passengers, representing an increase of 1.0% compared to October 2024.

Passenger traffic increased 5.1% year-on-year in Colombia, while it presented declines of 0.2% in Mexico and 1.7% in Puerto Rico. Passenger traffic growth in Colombia was driven by increases of 14.8% in international traffic and 2.5% in domestic traffic. Mexico reported a 0.5% decrease in domestic traffic nearly offset by a 0.1% increase in international traffic. Puerto Rico reported an increase of 10.8% in international traffic more than offset by a decrease of 3.6% in domestic traffic.

All figures in this statement reflect comparisons between the period from October 1 to 31, 2025 and from October 1 to 31, 2024. Figures excluded transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	2,969,438	2,962,147	(0.2)	34,284,398	33,443,544	(2.5)
Domestic Traffic	1,666,114	1,657,685	(0.5)	16,433,639	16,336,251	(0.6)
International Traffic	1,303,324	1,304,462	0.1	17,850,759	17,107,293	(4.2)
San Juan, Puerto Rico	870,373	855,798	(1.7)	10,918,210	11,399,130	4.4
Domestic Traffic	756,179	729,237	(3.6)	9,647,918	9,949,889	3.1
International Traffic	114,194	126,561	10.8	1,270,292	1,449,241	14.1
Colombia	1,431,424	1,503,803	5.1	13,649,605	14,139,199	3.6
Domestic Traffic	1,139,395	1,168,412	2.5	10,690,698	10,799,735	1.0
International Traffic	292,029	335,391	14.8	2,958,907	3,339,464	12.9
Total Traffic	5,271,235	5,321,748	1.0	58,852,213	58,981,873	0.2
Domestic Traffic	3,561,688	3,555,334	(0.2)	36,772,255	37,085,875	0.9
International Traffic	1,709,547	1,766,414	3.3	22,079,958	21,895,998	(0.8)

ASUR Page 1 of 3

Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,666,114	1,657,685	(0.5)	16,433,639	16,336,251	(0.6)
CUN	Cancun	874,782	835,494	(4.5)	8,528,719	8,293,484	(2.8)
CZM	Cozumel	20,136	22,169	10.1	202,994	219,320	8.0
HUX	Huatulco	51,026	50,824	(0.4)	590,997	547,373	(7.4)
MID	Merida	275,870	302,046	9.5	2,737,267	2,883,772	5.4
MTT	Minatitlan	12,668	11,840	(6.5)	118,721	126,128	6.2
OAX	Oaxaca	129,089	136,458	5.7	1,254,668	1,309,834	4.4
TAP	Tapachula	50,544	36,625	(27.5)	501,203	408,449	(18.5)
VER	Veracruz	134,608	150,540	11.8	1,289,762	1,406,548	9.1
VSA	Villahermosa	117,391	111,689	(4.9)	1,209,308	1,141,343	(5.6)
International Traffic		1,303,324	1,304,462	0.1	17,850,759	17,107,293	(4.2)
CUN	Cancun	1,218,036	1,215,159	(0.2)	16,677,684	15,954,026	(4.3)
CZM	Cozumel	20,313	19,205	(5.5)	396,595	314,572	(20.7)
HUX	Huatulco	3,677	1,877	(49.0)	108,978	103,254	(5.3)
MID	Merida	27,884	28,279	1.4	302,906	323,027	6.6
MTT	Minatitlan	544	527	(3.1)	6,177	6,135	(0.7)
OAX	Oaxaca	18,755	22,067	17.7	202,668	219,563	8.3
TAP	Tapachula	514	1,669	224.7	10,367	20,043	93.3
VER	Veracruz	11,822	12,604	6.6	118,645	128,014	7.9
VSA	Villahermosa	1,779	3,075	72.8	26,739	38,659	44.6
Traffic Total Mexico		2,969,438	2,962,147	(0.2)	34,284,398	33,443,544	(2.5)
CUN	Cancun	2,092,818	2,050,653	(2.0)	25,206,403	24,247,510	(3.8)
CZM	Cozumel	40,449	41,374	2.3	599,589	533,892	(11.0)
HUX	Huatulco	54,703	52,701	(3.7)	699,975	650,627	(7.0)
MID	Merida	303,754	330,325	8.7	3,040,173	3,206,799	5.5
MTT	Minatitlan	13,212	12,367	(6.4)	124,898	132,263	5.9
OAX	Oaxaca	147,844	158,525	7.2	1,457,336	1,529,397	4.9
TAP	Tapachula	51,058	38,294	(25.0)	511,570	428,492	(16.2)
VER	Veracruz	146,430	163,144	11.4	1,408,407	1,534,562	9.0
VSA	Villahermosa	119,170	114,764	(3.7)	1,236,047	1,180,002	(4.5)

US Passenger Traffic, San Juan Airport (LMM)

	October		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	870,373	855,798	(1.7)	10,918,210	11,399,130	4.4
Domestic Traffic	756,179	729,237	(3.6)	9,647,918	9,949,889	3.1
International Traffic	114,194	126,561	10.8	1,270,292	1,449,241	14.1

Colombia Passenger Traffic Airplan

		October		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,139,395	1,168,412	2.5	10,690,698	10,799,735	1.0
MDE	Rionegro	859,849	881,315	2.5	8,013,735	8,164,692	1.9
EOH	Medellin	101,681	106,084	4.3	1,011,287	995,402	(1.6)
MTR	Monteria	125,472	123,566	(1.5)	1,202,123	1,150,424	(4.3)
APO	Carepa	16,478	17,411	5.7	148,595	150,434	1.2
UIB	Quibdo	29,733	34,495	16.0	278,709	293,484	5.3
CZU	Corozal	6,182	5,541	(10.4)	36,249	45,299	25.0
International Traffic		292,029	335,391	14.8	2,958,907	3,339,464	12.9
MDE	Rionegro	292,029	335,391	14.8	2,958,907	3,339,464	12.9
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,431,424	1,503,803	5.1	13,649,605	14,139,199	3.6
MDE	Rionegro	1,151,878	1,216,706	5.6	10,972,642	11,504,156	4.8
EOH	Medellin	101,681	106,084	4.3	1,011,287	995,402	(1.6)
MTR	Monteria	125,472	123,566	(1.5)	1,202,123	1,150,424	(4.3)
APO	Carepa	16,478	17,411	5.7	148,595	150,434	1.2
UIB	Quibdo	29,733	34,495	16.0	278,709	293,484	5.3
CZU	Corozal	6,182	5,541	(10.4)	36,249	45,299	25.0

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

-      END      -

ASUR Page 3 of 3